Millenium Management
155 N. Lake Ave., #1000
Pasadena, CA 91101
Phone: 626-585-5920
Fax: 626-585-5929



June 19, 2003


TO HOLDERS OF UNITS OF
WILDER RICHMAN HISTORIC PROPERTIES II, L.P.

     Re: Offer to Purchase Units for $9,200 Per Unit

Dear Unit Holder:

     This letter and enclosure supplements the Offer to Purchase dated June 3, 2003 and replaces the Agreement of Transfer and Letter of Transmittal that we sent to you previously. We wish to respond to questions raised by limited partners who have contacted us regarding our Offer, and to clarify statements made in the letter dated June 16, 2003 from the General Partner and in the amended preliminary consent solicitation statement filed June 16, 2003 by the General Partner (the "Amended Preliminary Solicitation").

     o YOU CAN NOW BE SURE TO AVOID PRORATION. We have provided a box on the enclosed Agreement by which you can indicate that you do not want to sell any of your Units if proration will be required. If you have already sent in an Agreement, and would like to check the box, you must send in the enclosed new Agreement.*

     o    CURRENTLY,  THERE IS NO  ALTERNATIVE  TRANSACTION  UNDER CONTRACT THAT
          WOULD GIVE YOU MORE FOR YOUR UNITS. There is no proposal currently being made by the General Partner, despite the references in the General Partner's letter concerning the "Proxy Materials" and the General Partner's confusing request that you return a consent form.

     o $9,200 per Unit is $200 per Unit more than the Minimum Price for which approval may be sought in the Amended Preliminary Solicitation, and it is AN ACTUAL CASH OFFER, not speculation on what may or may not happen many months from now.

     o The possible distribution of $1,325 by the Partnership in 2003, if made, reduces the theoretical liquidating distribution amounts discussed in the Amended Preliminary Solicitation, and would NOT be in addition to such amounts. Therefore, the Offer price is directly comparable to the amounts discussed in the Amended Preliminary Solicitation; i.e., you are comparing "apples to apples." We wished to clarify this point because, although it is clear in the Amended Preliminary Solicitation, we believe it was not made adequately clear in the General Partner's June 16 letter.

     o Nobody has committed to purchase the Partnership's Property for any price. The Amended Preliminary Solicitation, if finalized and sent to limited partners, MAY ask you to authorize the sale of the Partnership's properties to any unspecified party if it would result in a distribution of cash to the limited partners of at least $9,000 per Unit. The General Partner estimates that, depending on the outcome of due diligence to be performed by two prospective purchasers and other factors that may affect the property, a sale of the properties pursuant to their non-binding offers would result in a distribution of from $9,200 to $13,000 per Unit, although the $13,000 amount seems very unlikely based on the General Partner's comments in the Amended Preliminary Solicitation that it expects the prospective purchasers to reduce their offers.

     o CASH TODAY VERSUS ??? We believe it is highly uncertain if and when a liquidating distribution from the Partnership may occur; and highly uncertain if it would be any more than the $9,200 Millenium is offering now: (1) it is uncertain if any liquidation proposal will actually be made to the limited partners, and if made, whether or not it would be approved by the limited partners; (2) it is uncertain what the terms of any such proposal would be, if made (note that the Amended Preliminary Solicitation differs significantly from the original Preliminary Solicitation); (3) it is uncertain if and when a transaction would occur even if a proposal were made to and approved by the limited partners, since the General Partner has not indicated that it would approve a sale if the limited partners authorized it, and the General Partner has stated that it does not want to sell the Property for the amounts in the non-binding offers; and (4) it is uncertain what distribution would result from such a transaction. The Amended Preliminary Solicitation, if finalized and sent in the same form, would request advance approval of any transaction yielding anything over $9,000 per Unit at any time before the end of 2003 (with a possibility of extension to close a pending transaction).

     o The Amended Preliminary Solicitation also states that if the Partnership elects at some point to sell the Property, the Operating General Partner would have an option effectively to acquire all of the Partnership's assets at a price that gives the Partnership the same amount as the sale of Property would. There is no indication whether or not the Operating General Partner would exercise this option and, if so, how much time the Operating General Partner would have to close the transaction.

     We urge you to read the Offer to Purchase completely and to return the enclosed Agreement of Transfer and Letter of Transmittal promptly (green form) in the envelope provided.

     The Offer has been extended and is now scheduled to expire on July 8, 2003. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 611-4613 (toll free).

                                        Very truly yours,


                                        MILLENIUM MANAGEMENT, LLC






* The Offer to Purchase has been amended to replace the fourth paragraph of "Details of the Offer - 1. Terms of the Offer; Expiration Date; Proration" with:

     `UnitHolders may indicate, by checking a box on the Letter of Transmittal (the "All or None Box"), that they only wish to sell their Units if they will be able to sell all of their Units, without any proration. If on the Expiration Date more than 80 Units have been Properly Tendered, unless the Purchaser amends the Offer to increase the number of Units to be purchased, the Purchaser will not accept for payment any Units from Unit Holders that checked the All or None Box. If more than 80 Units have been Properly Tendered without checking the All or None Box, then the above description of proration will apply only to tenders of such Units that do not have the All or None Box checked.'